UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________

Form 6-K

____________________________________

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

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TATA MOTORS LIMITED

(Translation of registrant’s name into English)

 ____________________________________

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

____________________________________

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 13, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: July 16, 2018

 Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Newspaper Advertisement for dispatch of Notice of 73rd Annual General Meeting (AGM) and e-voting Information

July 13, 2018, Mumbai: Please find enclosed herewith a copy of the advertisement published in today’s Newspapers viz. Financial Express (English) and Loksatta (Marathi) informing about completion of dispatch of Notice of the 73rd AGM along with Annual Report for the FY 2017-18 and availability of e-voting facility to the shareholders.

The above information is also available on the Company’s website www.tatamotors.com.

This is for the information of the exchange and the members.

WWW.FINANCIALEXPRESS.COM FRIDAY, JULY 13, 2018 FINANCIAL EXPRESS ECONOMY 5  LNG imports jump 20% in H1 of 2018, says S&P Global Platts  PRESS TRUST OF INDIA Mumbai, July 12  THE COUNTRY'S LIQUEFIED  natural gas (LNG) imports jumped 20% year-on-year in the first half of this year on strong growth in demand, S&P Global Platts said on Thursday.   It expects imports from the US market to increase in com-ing years to meet the increas-ing demand.  "India’s LNG imports jumped by 20% in the first six months of 2018 as compared to same period last year due to strong growth in demand,”S&P Global Platts’ director, LNG market development, Marc Howson, told reporters here.   With government taking proactive steps to ease infra- structure bottlenecks and push for gas as penetration in energy mix, Howson said LNG is the only option in boosting the country’s gas demand in the next few years.   The country imports nearly 60% of LNG from West Asia and the rest from Aus-tralia, West Africa and the US, the global energy, metals and commodities information provider said.   In the world market, China, ranked second, witnessed 50% growth in LNG imports, while India was ranked as the fourth largest importer of LNG, Howson said.   "We see higher imports from the US market in coming years.The LNG imports from US market is relatively small at 5% at present, which could well grow as US projects ramp - up in the coming years.The US LNG prices are also still com- petitive to spot price of LNG in India,”he said.   The country has over 20 million tonne (MT) of con-tracted LNG, of which 6 MT is from the US. The country has contracted to buy $2 billion of US LNG annually for 10 years, S&P Global Platts said.   Howson said the country’s gas market has relatively low penetration of around 6.5% of energy mix as against gov- ernment’s target of 15% by 2020, due to inadequate infrastructure of pipeline for LNG expansion.   He pointed out that the LNG contracted volume and length of the derivatives con- tracts have drastically declined over the last decade.   Historically,the majority of LNG contracts were priced indexed to oil prices, but now more contracts are being priced indexed to gas bench- marks, Howson said.   CBI arrests Air One CMD Alok Sharma, BCAS official   PRESS TRUST OF INDIA  New Delhi, July 12  THE CBI HAS arrested Bureau of Civil Aviation Security (BCAS) official Rahul Rathore and Air One Aviation CMD Alok Sharma in the case related to airport access pass issued to journalist Upendra Rai in alleged violation of norms, officials said on Thursday.   Rai and chief security officer of the company Prasun Roy were booked by the agency in connec- tion with the case, they said.   It is alleged that Rai in crim- inal conspiracy with Prasun Roy and others cheated the BCAS and the Delhi Interna- tional Airport (DIAL) and fraud- ulently obtained a temporary and later a permanent Aero- drome Entry Pass (AEP).   By getting the right to access all airports in the country, Rai jeopardised national security, the agency had said after filing of an FIR in May this year.   TATA  TATA POWER  (Corporate Contracts Department) Technopolis Knowledge Park CENTEC, Andheri (E), Mumbai 400 093, Maharashtra, India (Board Line: 022-67173188) CIN:L28920MH1919PLC000567  NOTICE INVITING TENDER  The Tata Power Company Limited invites tender from eligible vendors for the following package/s   a)    Single Point Delivery (SPD)-CC18RS00l  b)    HT Cable Jointing & Termination Material - CC18RS002  For detail NIT, please visit Tender section on website https://www.tatapower.com. Last date of receipt of request for Issue of bid document is 25th July 2018   TATA  TATA POWER  (Corporate Contracts Department) Technopolis Knowledge Park CENTEC, Andheri (E), Mumbai 400 093, Maharashtra, India (Board Line: 022-67173188) CIN:L28920MH1919PLC000567  NOTICE INVITING EXPRESSION OF INTEREST  The Tata power company Limited Invites expression of interest from eligible vendors for the following FGD (Flue Gas Desulphurization) package/s:   1. FGD SYSTEM MAIN PACKAGE FOR MAITHON POWER LTD. 2. FGD SYSTEM MAIN PACKAGE FOR COASTAL GUJARAT POWER LTD. 3. ELECTRICAL POWER SUPPLY PACKAGE FOR MAITHON POWER LTD. For details of pre-qualification requirements, bid security, purchasing of tender document etc., please visit Tender section of our website (URL: https://www.tatapower.com/tender/tenderlist.aspx). Eligible vendors willing to participate may submit their expression of interest along with the tender fee for issue of bid document latest by 24th July, 2018  CAPLIN POINT LABORATORIES LIMITED  CIN: L24231TN1990PLC019053 Regd. Office: “Narbavi” No. 3, Lakshmanan Street, TNagar, Chennai-600 017 PH: 044 28156653,28156905, Fax : 044 -28154952 e-mail : info@caplinpoint.net, website :www.caplinpoint.net  NOTICE OF THE BOARD MEETING  Pursuant to Regulation 47 of SEBI (Listing obligations and Disclosure Requirements) Regulations, 2015, Notice is hereby given that the meeting of the Board of Directors of the Company is scheduled to be held on MONDAY, AUGUST 06, 2018, inter alia:   1.    To consider, approve and take on record the Un-audited Financial Results for the quarter ended June 30, 2018.   2.    To fix the date of Annual General Meeting for the financial year 2017-18 and the matters related thereto.   The said notice may be accessed on the Company’s website at www.caplinpoint.net and also may be accessed on the stock exchange website www.bseindia.com and www. nseindia.com   Place : Chennai Date : 12.07.2018  For Caplin Point Laboratories Limited Sd/- Vinod Kumar S Company Secretary  DOLAT INVESTMENTS LIMITED  Regd. Off: Office No. 141, Center Point, Somnath, Daman, Daman & Diu- 396210 Corp .Off: 301-308, Bhagwati House, Plot A/19, Veera Desai Road, Andheri (W), Mum -400058 Tel.: 91-22-2673 2602; Fax: 91-22-26732642; CIN: L67100DD1983PLC004760; Website: www.dolatinvest.com; E-mail: post@dolatinvest.com;   NOTICE  Notice is hereby given pursuant to Regulation 29 read with Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, that a Meeting of the Board of Directors of the Company shall be held on Monday, 23rd July, 2018, at the Corporate office of the Company at 301-308, Bhagwati House, PlotA/19, Veera Desai Road, Andheri (West), Mumbai - 400058,inter-alia, to consider and take on record, the unaudited financial results for the 1st quarter ended 30th June, 2018 and to consider payment of interim dividend and to transact any other business with the permission of Chair.   The information is also available on the website of the Company at www.dolatinvest.com as well as on the website of BSE Ltd atwww.bseindia.com.   For Dolat Investments Limited Sd/- Date : 12th July, 2018    Sandeep kumar G. Bhanushali Place : Mumbai    Company Secretary  JSW Steel Limited  CIN : L27102MH1994PLC152925  Registered Office: JSW Centre, Bandra Kurta Complex, Bandra (East), Mumbai 400 051  Tel : 91 22 42861000 Fax: 91 22 42863000 E-mail : jswsl.investor@jsw.in Website: www.jsw.in   NOTICE  Notice is hereby given in compliance with Regulation 47(1) (a) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations. 2015, that a meeting of the Board of Directors of the Company will be held on Wednesday, 25th July 2018, to consider inter alia and to take on record, the Un-Audited Standalone & Consolidated Financial Results for the quarter ended 30th June 2018.   The aforesaid information is also available on the Company's website www.jsw.in and also on the websites of the National Stock Exchange of India Limited and BSE Limited at www.nseindia.com and www.bseindia.com respectively,  For JSW Steel Limited Sd/- Place: Mumbai    Lancy Varghese Date : 12.07.2018    Company Secretary  Balmer Lawrie & Co. Ltd.  (A Government of India Enterprise) Regd. Office: 21, Netaji Subhas Road, Kolkata 700 001 CIN:L15492WB1924GOI004835 Phone: 033-2222-5313 E-mail: bhavsar.k@balmerlawrie.com, Website: www.balmerlawrie.com  NOTICE  Notice is hereby given pursuant to Regulation 29 and Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, that a meeting of the Board of Directors of the Company will be held on Saturday, 28th July, 2018, inter-alia, to consider and approve the Unaudited Financial Results of the Company for the first quarter ended on 30th June, 2018.  Information in this regard is also available on the website of the Company i.e. www.balmerlawrie.com and on the website of the Stock Exchange(s) i.e. www.bseindia.com and www.nseindia.com  Balmer Lawrie & Co. Ltd. Place: Kolkata Date: 10th July, 2018 Kavita Bhavsar Company Secretary F4767  Mumbai International Airport Ltd,  INVITATION FOR EXPRESSION OF INTEREST  MIAL (Mumbai International Airport Ltd) invites manufactures / their accredited agents for the supply of Bullet Resistant Vehicle, specifications as per BCAS circular no. 12/2017 dated 22.08.2017, Interested parties having relevant experience may submit their Expression of Interest (EOI) within 7 days of this advertisement with their credentials, detailed specifications of products offered, list of clients, the company's turnover details for last three years etc. to the below mentioned address   AVP - Operation Procurement, Mumbai International Airport Ltd- Chhatrapati Shivaji International Airport, 1" Floorr Terminal-1B Santacruz-East Mumbai -400099   This invitation for EOI does not give rise to any right to the prospective suppliers and is not an offer or an invitation to offer. MIAL reserves the right to accept or reject any or all the EOls or modify the terms hereof without assigning any reasons.   www.sobha.com SOBHA LIMITED CIN: L45201KA1995PLC018475, Registered & Corporate Office: 'SOBHA', Sarjapur - Marathahalli Outer Ring Road (ORR), Devarabisanahalli, Bellandur Post, BANGALORE - 560 103, Phone: 080-4932 0000  NOTICE OF ANNUAL GENERAL MEETING, E-VOTING INFORMATION AND BOOK CLOSURE   NOTICE is hereby given that the 23rd Annual General Meeting of the members of the Company will be held on Tuesday, the 7th day of August, 2018 at The Gateway Hotel Residency Road Bangalore, 66, Residency Road, Bangalore - 560 025 at 3.30 PM.   The notice setting out the ordinary business and special business proposed to be transacted at the meeting together with the Annual Report has been sent to the members by post, courier or email as per the list of members provided by the depositories.   In terms of Sections 101 and 136 of the Companies Act, 2013 read with the relevant rules made thereunder, the Annual Report of the Company containing the Notice of Annual General Meeting was sent through electronic mode by National Securities Depository Limited (NSDL) on 11th July, 2018 to those shareholders who have registered their email address. The physical copies of the Annual Reports were despatched to the remaining shareholders on or before 12th July, 2018.   The Annual Report along with the Notice of the 23rd Annual General Meeting can also be accessed from the website of the Company: www.sobha.com and the website of NSDL: www.evoting.nsdl.com. Shareholders, who wish to receive physical copies of the annual report may write to the Secretarial Department at the Registered and Corporate Office of the Company or send an email to investors@sobha.com.   The Register of Members and the Share Transfer Books of the Company will remain closed on July 27, 2018.The final dividend of  ₹ 7 per equity share of ₹ 10 recommended by the Board of Directors, if approved by the members of the Company at the Annual General Meeting, will be paid on or before September 3, 2018.   In terms of Section 108 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 as amended from time to time and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has availed the services of NSDL for providing an e-voting platform to the members of the Company for transacting the business of the Annual General Meeting.   The e-voting period shall commence on August 04, 2018 (9:00 am) and end on August 06, 2018 (5:00 pm). The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the shareholder, it cannot be changed subsequently.   Members who have acquired the shares of the Company after the despatch of the Notice of Annual General Meeting may obtain the login ID and password by sending a request to any of the following email ids: evoting@nsdl.co.in or evoting@linkintime.co.in or investors@sobha.com.   Members who have cast their vote through remote e-voting prior to the Annual General Meeting may also attend the meeting but such members shall not be entitled to cast their vote again.   In terms of the Companies (Management and Administration) Rules, 2014 as amended from time to time, the Company will conduct a poll on the day of the meeting and members who have not cast their vote through remote e-voting, shall be able to exercise their right by voting in the poll.   The members of the Company, whose name appears in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the depositories as on the cut-off date i.e. August 1, 2018, will be eligible to cast their vote either through remote e-voting or by way of poll.   For detailed instructions pertaining to e-voting, members may please refer Notes to Notice of the Annual General Meeting. In case of any queries or grievances pertaining to the e-voting procedure, shareholders may get in touch with the following:   Mr. Pallavi Mhatre Assistant Manager National Securities Depository Limited Trade World, 4th & 5th floor, Kamala Mills Compound, Lower Parel, Mumbai - 400 013 Tel: 1800 222 990 | 022 2499 4545 Email ID: evoting@nsdl.co.in  Place: Bangalore Date: July 12, 2018  Mr. Vighneshwar G Bhat Company Secretary and Compliance Officer Sobha Limited, 'SOBHA', Sarjapur - Marathahalli Outer Ring Road (ORR), Devarabisanahalli, Bellandur Post, Bangalore - 560 103 Tel: 080 4932 0000 Email ID: investors@sobha.com  For Sobha Limited Vighneshwar G Bhat Company Secretary and Compliance Officer   WBSEDCL WEST BENGAL STATE ELECTRICITY DISTRIBUTION COMPANY LIMITED  ( A Govt, of West Bengal Enterprise)  Regd. Office: Vidyut Bhavan, Block-DJ, sector-II, Bidhannagar, Kolkata - 700 091 CIN: U40109WB2007SGC113473, cecorpmont@gmail.com, www.wbsedcl.in  Date: 07.07.2018 NIT No.: WBSEDCL/RE/DDUGJY/SUB-STATION/2018- 19/NIT-21  Sealed bids In two parts (Part I: Techno-Commercial, Part-II: Price) are Invited by the Chief Engineer, Rural Electrification Wing,. WBSEDCL, Vidyut Bhavan (2nd Floor, ‘D’ Block), Salt Lake, Kolkata - 700 091 under Domestic Competitive Bidding for the works: (A) Development of land, construction of approach road and culvert under own fund of WBSEDCL & (B) Construction of control room building with water supply arrangement, development of switchyard with allied foundations of structures,/equipment, construction of boundary fencing at Kismat-Narojole 33/11 KV sub-station, Dist.- Paschim Medinipur under DDUGJY. Est. Amount: For (A): Rs 17.21 Lakh, (B): Rs.. 203.04 Lakh; Bid Security: Rs. 4,44,500/-; Completion Time:. 10 months The Project shall be executed on Contractual Mode. Schedule of Bid Activities Uploading of tender on Portal. 13.07.2018 (at 10:00 hrs.): Sale of Bid Documents: From 13.07.2018 to 30.07.2018 (11:00 hrs. to 13:30 hrs.) on all working days; Pre-Bid Discussion: 17.07.2018 (at 11:30 hrs.); submission of bid: From 18. 07.2018 to: 03.08.2018  (up to 13:00 hrs.); Bid Opening Part:-I (Techno-Commercial): 06.08.2018 (at 14:00 hrs.); Part-II (Price): Will be intimated later. Cost of Bid Document: Rs. 5,900/- (including GST) for Bid Amount about 2 Crore to be drawn in the form of Demand Draft in favour of ‘West Bengal State Electricity Distribution Company Limited’, payable at Kolkata. The intending bidders. have to submit GST regd. No. along with the DD. The complete bid documents are available on https://wbtenders.gov.in & www.wbsedcl.in on and from 13.07-2018 Interested bidders can download the bid documents for participating in the respective works. Contact No.:(033) 23211242/23197313.    ICA-T4680(5)/2018  INOX LEISURE LIMITED (CIN: L92199GJ1999PLC044045) Regd. Office: ABS Towers. Old Padra Road, Vadodara - 390 007. Telephone: (91 265) 6196111 Fax: (91265) 2310312 Webste: www.inoxmovies.com Email ID: contact@inoxmovies.com  NOTICE  NOTICE is hereby given pursuant to Regulation 29 read with Regulation 47 (1) (a) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 that a Meeting of the Board of Directors of the Company will be held on Tuesday, 24th July, 2018. inter alia, to consider and take on record the Unaudited Financial Results of the Company for the quarter ended 30th June. 2018.   The said Notice of proposed Board Meeting is placed on the website of the Company (www.inoxmovies.com) and both the Stock Exchanges where the securities of the Company is listed i.e. BSE Limited (www.bseindia.com) & The National Stock Exchange of India Limited (www.nseindia.com).   For INOX Leisure Limited Sd/- Place: Mumbai Date: 12th July, 2018 Parthasarathy Iyengar Company Secretary   UDAIPUR CEMENT WORKS LTD. CIN: L26943RJ1993PLC007267  Regd. Office: Shripati Nagar, P.O. CFA, Udaipur-313 021, Rajasthan Secretarial Office.: Gulab Bhawan, 3rd Floor, 6A, Bahadur Shah Zafar Marg, New Delhi-110 002 E-mail: ucwl.investors@jkmail.com, Website:www.udaipurcement.com Tele/Fax: 91-294-2655076/77   NOTICE OF THE 22nd ANNUAL GENERAL MEETING, REMOTE E-VOTING INFORMATION AND BOOK CLOSURE  NOTICE is hereby given that the 22nd Annual General Meeting of the Members of the Company will be held on Thursday the 9th August 2018 at 11:00 A.M. at Shripati Nagar, P.0. CFA, Udaipur- 313 021, Rajasthan (AGM), to transact the business as set out in the Notice convening AGM. The Company has completed dispatch of the Notice and Annual Report to the Members by permitted modes. The aforesaid documents are also available on the Company's website www.udaipurcement.com.   The Company is extending to the Members holding Equity Shares of the Company either in physical or dematerialized form, as on Thursday, the 2nd August 2018 (Cut-off Date) the optional facility to exercise their right to vote by electronic means from a place other than the venue of the AGM ('remote e-voting') in respect of business to be transacted at the AGM, through e-voting services provided by Central Depository Services (India) Limited (CDSL). The e-voting instructions form an integral part of the Notice of AGM.The AGM Notice is also available on the website of CDSL www.evotingindia.com and on the website of BSE Limited www.bseindia.com. The remote e-voting period commences on Monday the 6rd August 2018 at 10.00 A.M. and ends on Wednesday, the 8th August 2018 at 5.00 P.M. The remote e-voting shall not be allowed beyond the said date and time.   Any person, who acquire the shares and becomes Member of the Company after the dispatch of Notice and holds Equity Shares as on the Cut-off Date, may obtain the Login Id and Password by following the instructions for remote e-voting as mentioned in the Notice of AGM.   Any person, whose name is recorded in the Register of Members or in the Register of Beneficial Owners, maintained by the Depositories, as on the Cut-off Date only shall be entitled to avail the facility of remote e-voting or voting at the AGM through ballot/polling paper.   The facility for voting through ballot/polling paper shall be made available at the AGM to those Members who have not already cast their vote by remote e-voting and are present at the AGM. The Members who have already cast their vote by remote e-voting prior to the AGM, may also attend the AGM, but shall not be entitled to vote again at the AGM. Any grievances /query in respect of remote e-voting may be addressed to Shri Rakesh Dalvi, Deputy Manager, CDSL, 16th Floor, P.J. Towers, Dalal Street, Fort, Mumbai - 400 001; Ph.: 18002005533; Email-id: helpdesk.evoting@cdslindia.com, with a copy to rgupta@jkmail.com, forpromptattention.   The Register of Members and Share Transfer Books of the Company will remain closed from Friday, the 3rd August 2018 to Thursday, the 9th August 2018 (both days inclusive) for the purpose of AGM.   For Udaipur Cement Works Limited Date : 12th July 2018 Place : Udaipur Rohni Kumar Gupta Whole-time Director, CFO & Company Secretary   EVEREADY INDUSTRIES INDIA LTD. Registered Office : 1, Middleton Street, Kolkata - 700071 CIN: L31402WB1934PLC007993. Tel: 91-33-22883950; Fax: 91-33-22884059; Email: investorrelation@eveready.co.in; Website; www.evereadyindia.com  NOTICE  Notice is hereby given that the 83rd Annual General Meeting (AGM] of Ihe Members of the Company will be held On Monday, August 06, 2018 at 11.00 a.m. at Rotary Sadan, 94/2, Chowringhee Road. Kolkata - 700020.   Notice of the AGM, setting out the business to be transacted thereat, and Annual Report of the Company for the year ended March 3l, 2018 Have been sent in electronic mode to those Members who have registered their e-mail addresses and physical copy of the said Notice and the Annual Report have been sent to all other Members at their Registered addresses in the permitted mode. The electronic transmission/physical dispatch of Notice and Annual Report have been completed on July 12,2018.   In compliance with Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Members are provided with the facility to cast their votes on resolutions proposed at the Meeting by electronic means, from a place other than the venue of the Meeting (remote E- Voting). The said facility will be provided by National Securities Depository Limited (NSDL). The details relating to E-Voting in terms of said Act and Rules, are as under:   1.    The date and time of commencement of remote E-Voting: August 3,2018 at 10:00 a.m. 2.    The date and time of end of remote E-Voting: August 5,2018 at 5:00 p.m. Voting shall not be allowed beyond the end date and time mentioned above. The remote e-voting module shall be blocked by NSDL for voting thereafter.  3.    The cut-off date : July 30, 2018, Members holding shares as on the cut-off date, may cast their vote by remote e-voting.  4.    A person, who acquires shares and becomes a shareholder of the Company after the dispatch of the notice and holding shares as of the cut-off date may obtain their login-id and password by sending an e-mail mentioning their Folio No. /DP ID No., to at investorrelation@eveready.co.in or evoting@nsdl.co.in or mdpldc@yahoo.com. However, if such shareholder is already registered with NSDL for remote e-voting then existing user-id and password can be used for casting their vote.   5.    The facility for voting through physical ballot paper shall be made available at the AGM and Members attending the AGM who have not already cast their vote by remote e-voting shall be able for exercise their voting right at the AGM.   6.    A person, whose name is recorded in the register of members or in the registered of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM through physical ballot paper.  7.    Members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.  8.   Mr.A.K. Labh, Practising Company Secretary (FCS-4848/CP-3238) of Mrs.A.K. Labh & Co., Company Secretaries (email id: aklabhcs@gmail.com/ scrutinizeraklabh@gmail.com) of 40, Weston Street, 3rd floor, Kolkata - 700 013 has been appointed as scrutinizer to scrutinize the remote e-voting and voting process to be carried out at the AGM in a fair and transparent manner.   9.   Website address where the Notice of the AGM is displayed: Company; www.evereadyindia.com. NSDL:www.evoting.nsdl.com.   10.  Contact details of the person/s responsible to address the grievances connected with E-Voting:  Particulars National Securities, Depository Limited  Maheshwari Datamatics Private Limited Name & Designation   Mr. Vikram Jha -Assistant Manager  Mr. S. Rajagopal - Vice President  Address  The Millenium. 2nd Floor, 235/2A, A.J.C Bose Road, Kolkata - 700 020   23, R. N. Mukherjee Road, Kolkata - 700 001   Email id evoting@nsdl.co. in mdpldc@yahoo.com  Phone No. 033-2281 4662 9831386538/033-22482248  Kolkata July 13,2018 By Order of the Board Eveready Industries India Ltd. T. Punwani Vice President - Legal & Company Secretary Ambuja Cement AMBUJA CEMENTS LIMITED  Regd. Office: P.O Ambujanagar,.Tal. Kodinar, Dist Gir Somnath, Gujarat 362715. Corporate Office: Elegant Business Park, MIDC Cross Road "B”, Off Andheri-Kurla Road,Andheri (East), Mumbai. 400059.  CIN No:L26942GJ1981PLCO04717 * Website: www.ambujacement.com email:shares@ambujacement.com  NOTICE  Notice is hereby given pursuant to Regulation 29 read with Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 that a meeting of the Board of Directors of the Company will be held on Wednesday, the 25th July, 2018 to consider, inter alia, the unaudited financial results for the quarter/half year ended 30th June, 2018.  This intimation is also available on the website of the company http://www.ambujacement.com/lnvestors/shareholders-information / disclosures-to-the-stock-exchanges/board-meeting and on the website of the Stock Exchanges where the shares of the Company are listed at www.bseindia.com and www.nseindia.com   For AMBUJA CEMENTS LTD Sd/- Place: Mumbai  RAJIV GANDHI Date: 12TH July, 2018  COMPANY SECRETARY  Quick Heal QUICK HEAL TECHNOLOGIES LIMITED CIN- L72200MH1995PLC091408 Regd office: Marvel Edge, Office No.7010, C & D, 7th Floor, Viman Nagar. Pune 411014. Maharashtra, India; Phone: +91 20 66813232, Website: www.quickheal.com: Email: CS@quickheal.co.in  NOTICE OF 23rd ANNUAL GENERAL MEETING, CLOSURE OF REGISTER OF MEMBERS AND REMOTE E-VOTING INFORMATION  Notice is hereby given that the 23rd Annual General Meeting of the Members of the Company will be held on Wednesday, 8th August 2018 at 11.00 A.M. at Ramee Grand Hotel & Spa, Plot. No. 587/3. CST No. 1221/C. Apte Road, Shivaji Nagar. Pune - 411 004. Notice of the Meeting Setting out the Ordinary and Special businesses to be transacted thereat together with the Audited Standalone and Consolidated Financial Statements for the year ended 31st Match 2018, Independent Auditors’ Report and Directors’ Report have been sent to the members to their registered addresses by post/courier and electronically to those members who have registered their e-mail addresses.   Members are hereby Informed that the Notice of the Meeting and the aforesaid documents are available on the Company’s website www.quickheal.com and copies of the said documents are also available for inspection at the Registered Office of the Company on all working days, except Saturdays, during business hours up to the date of the meeting.   Pursuant to Section 91 of Companies Act. 2013 (“the Act”) read with Rule 10 of the Companies (Management and Administration) Rules, 2014 that the Register of Members will remain closed from Thursday, 2nd August, 2018 to Wednesday, 8th August, 2018  (both days Inclusive) for determining the names of Members eligible for the dividend for the financial year ended 31st March 2018.   As per Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules 2014 as amended and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide to its Members, the facility to cast their vote by electronic means on all resolutions set forth in the Notice of the AGM. Please read the instruction given in the notes to the Notice of the AGM carefully before voting electronically..   For any queries/grievances, in relations to remote e-voting. Members may contact the Company's Registrar and Share Transfer Agent at the below address / telephone Nos: Link Intime India Private Limited, Registrar &. Transfer Agent, (Unit-Quick Heal Technologies Limited), Block No. 202, 2nd floor. Akshay Complex, Near Ganesh Temple. Off. Dhole Patil Road, Pune - 411001 Contact (020) 2616 1629/ 2616 0084 Fax: (020) 2616 3503, www.linkintime.co.in E-mail: helpdesk.evoting@cdslindia.com. A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on a poll instead of himself and the Proxy need not be a member of the Company. The instrument appointing Proxy to be valid should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting   For Quick Heal Technologies Limited sd/- Place: Pune Kailash Kalkar (DIN: 00397191) Date: 13th July 2018 Managing Director & CEO  TATA MOTORS LIMITED Regd. Office: Bombay House,24, Homi Mody Street,Mumbai-400001. Website: www.tatamotors.com E-mail: inv_rel@tatamotors.com Corporate Identification No.(CIN)-L28920MH1945PLC004520 Notice of 73rd Annual General Meeting of Tata Motors Limited  Notice is hereby given that the 73rd Annual General Meeting (‘AGM’) of the Company would be held on Friday, August 3, 2018 at 3:00 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400020. The dispatch of 73rd Annual Report of the Company for the FY 2017-18 has been completed on July 12, 2018 by (a) email to the Members whose email addresses are registered with the Company/Depository Participant and (b) physical copies have been sent by permitted mode to Members who have not registered their email addresses as mentioned above. Notice of the AGM is available on the website of the Company www.tatamotors.com and on the website of National Securities Depository Limited (‘NSDL’) www.evoting.nsdl.com and the business contained in the said Notice would be transacted through voting by electronic means.   Pursuant to Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standards of General Meetings (‘SS2’) issued by The Institute of the Company Secretaries of India, the Company is providing the e-voting facility to all its Members to cast their vote on all the resolutions set forth in the Notice of the AGM. Only persons holding shares either in physical or in dematerialised form as on July 27, 2018 i.e. the ‘cut-off date’ are provided with the facility to cast their vote electronically through the e-voting services provided by NSDL (‘remote e-voting’) or through electronic/physical ballot at the AGM, on all the resolutions set forth in the Notice.   The remote e-voting period commences on Tuesday, July 31, 2018 (9:00 a.m. 1ST) and ends on Thursday, August 2, 2018 (5:00 p.m. 1ST). During this period, Members may cast their vote electronically. The e-voting module shall be disabled by NSDL at 5:00 p.m. on Thursday, August 2, 2018 and Members shall not be allowed to vote through remote e-voting thereafter. Alternatively, if you are registered for NDSL e services i.e. IDeAS, you can log-in at https://eservices. nsdl.com/with your existing IDeAS login. However, if you are already registered with NSDL for remote e-voting then you can use your existing user ID and password for casting your vote. The facility for voting through electronic ballot would be made available at the AGM and the Members attending the AGM who have not already cast their vote by remote e-voting would be able to exercise their right to vote at the AGM through electronic ballot. The Members who have cast their vote by remote e-voting may participate in the AGM but shall not be allowed to vote again at the AGM. Once the vote on a resolution is cast by a Member, it cannot be subsequently changed or voted again.   Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice and holding shares as on the cut-off date, may obtain login ID & password for e-voting by sending a request at evoting@nsdl.co.in or pallavid@nsdl.co.in and then cast their vote accordingly. For further details, please refer to the notes at the end of the AGM Notice.   Incase of queries/grievances with regard to e-voting, kindly refer the Frequently Asked Questions (‘FAQs’) and e-voting user manual available on NSDL’s website, available at the ‘Downloads’ section at www.evoting.nsdl.com or contact Ms Pallavi Mhatre, Asst. Manager; Address: Trade World, A wing, 4th & 5th Floors, Kamala Mills Compound, Lower Parel, Mumbai - 400013; Email Id: pallavid@nsdl.co.in; Phone Number: 022 24994545 Toll free no: 1800-222-990   For Tata Motors Limited sd/- Mumbai    H K Sethna July 13, 2018 Company Secretary TATA

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

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Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.